SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                               (Amendment No. 2)*

                               H. J. HEINZ COMPANY
                                (Name of Issuer)

                     Common Stock, par value $.25 per share
                         (Title of Class of Securities)

                                    423074103
                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 15, 2006
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-(1)(f) or 13d-1(g), check the following box / /.

                  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 31 Pages)

----------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 423074103                                        Page 2 of 31 Pages

1     NAME OF REPORTING PERSON
      Trian Fund Management, L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3454182

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /X/
                                                                      (b) / /
3     SEC USE ONLY

4     SOURCE OF FUNDS
      AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                  / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                               7     SOLE VOTING POWER

                                     0

      NUMBER OF                8     SHARED VOTING POWER
       SHARES
    BENEFICIALLY                     18,595,000
      OWNED BY
        EACH                   9     SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH                     0

                               10    SHARED DISPOSITIVE POWER

                                     18,595,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      18,595,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.6%

14    TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 423074103                                        Page 3 of 31 Pages

1     NAME OF REPORTING PERSON
      Trian Fund Management GP, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3454087

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /X/
                                                                      (b) / /
3     SEC USE ONLY

4     SOURCE OF FUNDS
      AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                  / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                               7     SOLE VOTING POWER

                                     0

      NUMBER OF                8     SHARED VOTING POWER
       SHARES
    BENEFICIALLY                     18,595,000
      OWNED BY
        EACH                   9     SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH                     0

                               10    SHARED DISPOSITIVE POWER

                                     18,595,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      18,595,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.6%

14    TYPE OF REPORTING PERSON
      OO

                                  SCHEDULE 13D

CUSIP No. 423074103                                        Page 4 of 31 Pages

1     NAME OF REPORTING PERSON
      Trian Partners GP, L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3453775

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /X/
                                                                      (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS
      AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                  / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                               7     SOLE VOTING POWER

                                     0

      NUMBER OF                8     SHARED VOTING POWER
       SHARES
    BENEFICIALLY                     12,392,891
      OWNED BY
        EACH                   9     SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH                     0

                               10    SHARED DISPOSITIVE POWER

                                     12,392,891

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      12,392,891

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.7%

14    TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 423074103                                        Page 5 of 31 Pages

1     NAME OF REPORTING PERSON
      Trian Partners General Partner, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3453595

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /X/
                                                                      (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS
      AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                  / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                               7     SOLE VOTING POWER

                                     0

      NUMBER OF                8     SHARED VOTING POWER
       SHARES
    BENEFICIALLY                     12,392,891
      OWNED BY
        EACH                   9     SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH                     0

                               10    SHARED DISPOSITIVE POWER

                                     12,392,891

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      12,392,891

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.7%

14    TYPE OF REPORTING PERSON
      OO

                                  SCHEDULE 13D

CUSIP No. 423074103                                        Page 6 of 31 Pages

1     NAME OF REPORTING PERSON
      Trian Partners, L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3453988

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /X/
                                                                      (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS
      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                  / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                               7     SOLE VOTING POWER

                                     0

      NUMBER OF                8     SHARED VOTING POWER
       SHARES
    BENEFICIALLY                     1,278,088
      OWNED BY
        EACH                   9     SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH                     0

                               10    SHARED DISPOSITIVE POWER

                                     1,278,088

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,278,088

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.4%

14    TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 423074103                                        Page 7 of 31 Pages

1     NAME OF REPORTING PERSON
      Trian Partners Master Fund, L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0468601

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /X/
                                                                      (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS
      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                  / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands

                               7     SOLE VOTING POWER

                                     0

      NUMBER OF                8     SHARED VOTING POWER
       SHARES
    BENEFICIALLY                     5,310,532
      OWNED BY
        EACH                   9     SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH                     0

                               10    SHARED DISPOSITIVE POWER

                                     5,310,532

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,310,532

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.6%

14    TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 423074103                                        Page 8 of 31 Pages

1     NAME OF REPORTING PERSON
      Trian Partners Master Fund (Non-ERISA), L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0471467

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /X/
                                                                      (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS
      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                  / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands

                               7     SOLE VOTING POWER

                                     0

      NUMBER OF                8     SHARED VOTING POWER
       SHARES
    BENEFICIALLY                     321,141
      OWNED BY
        EACH                   9     SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH                     0

                               10    SHARED DISPOSITIVE POWER

                                     321,141

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      321,141

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.1%

14    TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 423074103                                        Page 9 of 31 Pages

1     NAME OF REPORTING PERSON
      Trian Partners Parallel Fund I, L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3694154

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /X/
                                                                      (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS
      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                  / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                               7     SOLE VOTING POWER

                                     0

      NUMBER OF                8     SHARED VOTING POWER
       SHARES
    BENEFICIALLY                     266,658
      OWNED BY
        EACH                   9     SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH                     0

                               10    SHARED DISPOSITIVE POWER

                                     266,658

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      266,658

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.1%

14    TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 423074103                                        Page 10 of 31 Pages

1     NAME OF REPORTING PERSON
      Trian Partners Parallel Fund I General Partner, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3694293

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) /X/
                                                                       (b) / /
3     SEC USE ONLY

4     SOURCE OF FUNDS
      AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                   / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                               7     SOLE VOTING POWER

                                     0

      NUMBER OF                8     SHARED VOTING POWER
       SHARES
    BENEFICIALLY                     266,658
      OWNED BY
        EACH                   9     SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH                     0

                               10    SHARED DISPOSITIVE POWER

                                     266,658

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      266,658

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.1%

14    TYPE OF REPORTING PERSON
      OO

                                  SCHEDULE 13D

CUSIP No. 423074103                                        Page 11 of 31 Pages

1     NAME OF REPORTING PERSON
      Trian Partners Parallel Fund II, L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 87-0763105

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) /X/
                                                                       (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS
      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                   / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                               7     SOLE VOTING POWER

                                     0

      NUMBER OF                8     SHARED VOTING POWER
       SHARES
    BENEFICIALLY                     60,399
      OWNED BY
        EACH                   9     SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH                     0

                               10    SHARED DISPOSITIVE POWER

                                     60,399

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      60,399

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%

14    TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 423074103                                        Page 12 of 31 Pages

1     NAME OF REPORTING PERSON
      Trian Partners Parallel Fund II GP, L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 87-0763102

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /X/
                                                                      (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS
      AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                  / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                               7     SOLE VOTING POWER

                                     0

      NUMBER OF                8     SHARED VOTING POWER
       SHARES
    BENEFICIALLY                     60,399
      OWNED BY
        EACH                   9     SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH                     0

                               10    SHARED DISPOSITIVE POWER

                                     60,399

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      60,399

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%

14    TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 423074103                                        Page 13 of 31 Pages

1     NAME OF REPORTING PERSON
      Trian Partners Parallel Fund II General Partner, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 87-0763099

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /X/
                                                                      (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS
      AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                  / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                               7     SOLE VOTING POWER

                                     0

      NUMBER OF                8     SHARED VOTING POWER
       SHARES
    BENEFICIALLY                     60,399
      OWNED BY
        EACH                   9     SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH                     0

                               10    SHARED DISPOSITIVE POWER

                                     60,399

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      60,399

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%

14    TYPE OF REPORTING PERSON
      OO

                                  SCHEDULE 13D

CUSIP No. 423074103                                        Page 14 of 31 Pages

1     NAME OF REPORTING PERSON
      Trian SPV (SUB) I, L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0485814

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /X/
                                                                      (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS
      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                  / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands

                               7     SOLE VOTING POWER

                                     0

      NUMBER OF                8     SHARED VOTING POWER
       SHARES
    BENEFICIALLY                     5,483,130
      OWNED BY
        EACH                   9     SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH                     0

                               10    SHARED DISPOSITIVE POWER

                                     5,483,130

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,483,130

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.7%

14    TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 423074103                                        Page 15 of 31 Pages

1     NAME OF REPORTING PERSON
      Nelson Peltz

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /X/
                                                                      (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS
      AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                  / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      USA

                               7     SOLE VOTING POWER

                                     0

      NUMBER OF                8     SHARED VOTING POWER
       SHARES
    BENEFICIALLY                     18,595,000
      OWNED BY
        EACH                   9     SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH                     0

                               10    SHARED DISPOSITIVE POWER

                                     18,595,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      18,595,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.6%

14    TYPE OF REPORTING PERSON
      IN

                                  SCHEDULE 13D

CUSIP No. 423074103                                        Page 16 of 31 Pages

1     NAME OF REPORTING PERSON
      Peter W. May

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /X/
                                                                      (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS
      AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                  / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      USA

                               7     SOLE VOTING POWER

                                     0

      NUMBER OF                8     SHARED VOTING POWER
       SHARES
    BENEFICIALLY                     18,595,000
      OWNED BY
        EACH                   9     SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH                     0

                               10    SHARED DISPOSITIVE POWER

                                     18,595,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      18,595,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.6%

14    TYPE OF REPORTING PERSON
      IN

                                  SCHEDULE 13D

CUSIP No. 423074103                                        Page 17 of 31 Pages

1     NAME OF REPORTING PERSON
      Edward P. Garden

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /X/
                                                                      (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS
      AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                  / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      USA

                               7     SOLE VOTING POWER

                                     0

      NUMBER OF                8     SHARED VOTING POWER
       SHARES
    BENEFICIALLY                     18,595,000
      OWNED BY
        EACH                   9     SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH                     0

                               10    SHARED DISPOSITIVE POWER

                                     18,595,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      18,595,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.6%

14    TYPE OF REPORTING PERSON
      IN

                                  SCHEDULE 13D

CUSIP No. 423074103                                        Page 18 of 31 Pages

1     NAME OF REPORTING PERSON
      Castlerigg Master Investments Ltd.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /X/
                                                                      (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS
      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                  / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      British Virgin Islands

                               7     SOLE VOTING POWER

                                     0

      NUMBER OF                8     SHARED VOTING POWER
       SHARES
    BENEFICIALLY                     5,381,400
      OWNED BY
        EACH                   9     SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH                     0

                               10    SHARED DISPOSITIVE POWER

                                     5,381,400

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,381,400

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.6%

14    TYPE OF REPORTING PERSON
      CO

                                  SCHEDULE 13D

CUSIP No. 423074103                                        Page 19 of 31 Pages

1     NAME OF REPORTING PERSON
      Sandell Asset Management Corp.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /X/
                                                                      (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS
      AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                  / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands

                               7     SOLE VOTING POWER

                                     0

      NUMBER OF                8     SHARED VOTING POWER
       SHARES
    BENEFICIALLY                     5,381,400
      OWNED BY
        EACH                   9     SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH                     0

                               10    SHARED DISPOSITIVE POWER

                                     5,381,400

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,381,400

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.6%

14    TYPE OF REPORTING PERSON
      CO

                                  SCHEDULE 13D

CUSIP No. 423074103                                        Page 20 of 31 Pages

1     NAME OF REPORTING PERSON
      Castlerigg International Limited

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /X/
                                                                      (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS
      AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                  / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      British Virgin Islands

                               7     SOLE VOTING POWER

                                     0

      NUMBER OF                8     SHARED VOTING POWER
       SHARES
    BENEFICIALLY                     5,381,400
      OWNED BY
        EACH                   9     SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH                     0

                               10    SHARED DISPOSITIVE POWER

                                     5,381,400

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,381,400

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.6%

14    TYPE OF REPORTING PERSON
      CO

                                  SCHEDULE 13D

CUSIP No. 423074103                                        Page 21 of 31 Pages

1     NAME OF REPORTING PERSON
      Castlerigg International Holdings Limited

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /X/
                                                                      (b) / /
3     SEC USE ONLY

4     SOURCE OF FUNDS
      AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                  / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      British Virgin Islands

                               7     SOLE VOTING POWER

                                     0

      NUMBER OF                8     SHARED VOTING POWER
       SHARES
    BENEFICIALLY                     5,381,400
      OWNED BY
        EACH                   9     SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH                     0

                               10    SHARED DISPOSITIVE POWER

                                     5,381,400

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,381,400

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.6%

14    TYPE OF REPORTING PERSON
      CO

                                  SCHEDULE 13D

CUSIP No. 423074103                                        Page 22 of 31 Pages

1     NAME OF REPORTING PERSON
      Thomas E. Sandell

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /X/
                                                                      (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS
      AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                 / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Sweden

                               7     SOLE VOTING POWER

                                     0

      NUMBER OF                8     SHARED VOTING POWER
       SHARES
    BENEFICIALLY                     5,381,400
      OWNED BY
        EACH                   9     SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH                     0

                               10    SHARED DISPOSITIVE POWER

                                     5,381,400

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,381,400

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           /X/

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           1.6%

14         TYPE OF REPORTING PERSON
           IN

                                  SCHEDULE 13D

CUSIP No. 423074103                                        Page 23 of 31 Pages

This Amendment No. 2 relates to the Schedule 13D filed with the Securities and Exchange Commission on April 24, 2006, as previously amended by Amendment No. 1 on May 23, 2006, by Trian Partners GP, L.P., a Delaware limited partnership ("Trian GP"), Trian Partners General Partner, LLC, a Delaware limited liability company ("Trian GP LLC"), Trian Partners, L.P., a Delaware limited partnership ("Trian Onshore"), Trian Partners Master Fund, L.P., a Cayman Islands exempted limited partnership ("Trian Offshore"), Trian Partners Master Fund (Non-ERISA), L.P., a Cayman Islands exempted limited partnership ("Trian Offshore (Non-ERISA)"), Trian Partners Parallel Fund I, L.P., a Delaware limited partnership ("Parallel Fund I"), Trian Partners Parallel Fund I General Partner, LLC, a Delaware limited liability company ("Parallel Fund I GP LLC"), Trian Partners Parallel Fund II, L.P., a Delaware limited partnership ("Parallel Fund II"), Trian Partners Parallel Fund II GP, L.P., a Delaware limited partnership ("Parallel Fund II GP"), Trian Partners Parallel Fund II General Partner, LLC, a Delaware limited liability company ("Parallel Fund II GP LLC"), Trian SPV (SUB) I, L.P., a Cayman Islands exempted limited partnership ("Trian SPV"), Trian Fund Management, L.P., a Delaware limited partnership ("Trian Management"), Trian Fund Management GP, LLC, a Delaware limited liability company ("Trian Management GP" and, together with the foregoing, the "Trian Entities"), Nelson Peltz, a citizen of the United States of America, Peter W. May, a citizen of the United States of America, Edward P. Garden, a citizen of the United States of America (the Trian Entities and Messrs. Peltz, May and Garden are sometimes hereinafter referred to collectively as the "Trian Filing Persons"), Castlerigg Master Investments Ltd., a British Virgin Islands company ("CMI"), Sandell Asset Management Corp., a Cayman Islands exempted company ("SAMC"), Castlerigg International Limited, a British Virgin Islands company ("CIL"), Castlerigg International Holdings Limited, a British Virgin Islands company ("CIHL"), and Thomas E. Sandell, a citizen of Sweden ("Sandell" and, collectively with CMI, SAMC, CIL and CIHL, the "Sandell Filing Persons" and, together with the Trian Filing Persons, the "Filing Persons"), relating to the common stock, par value $.25 per share (the "Shares"), of H. J. Heinz Company, a Pennsylvania corporation (the "Issuer").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

As of 4:00 p.m., New York City time, on September 14, 2006, the aggregate purchase price of the 13,213,600 Shares purchased by Trian Onshore, Trian Offshore, Trian Offshore (Non-ERISA), Parallel Fund I, Parallel Fund II, Trian SPV and the Separate Account, collectively, was $489,390,897 (including commissions). As set forth in Item 5, none of the other Trian Filing Persons directly own any Shares or options on Shares. The source of funding for the purchase of the Shares was, and the source of funding for the purchase of any additional Shares is currently expected to be, the respective general working capital of the purchasers.

As of 4:00 p.m., New York City time, on September 14, 2006, the aggregate purchase price of the 5,381,400 Shares purchased by CMI was $198,338,756.49 (including commissions). As set forth in Item 5, none of the other Sandell Filing Persons directly own any Shares or options on Shares. The source of funding for the purchase of the Shares was, and the source of funding for the purchase of any additional Shares is currently expected to be, the general working capital of CMI.

                                  SCHEDULE 13D

CUSIP No. 423074103                                        Page 24 of 31 Pages

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by the addition of the following immediately preceding the penultimate paragraph thereof:

On September 15, 2006, the Issuer released the certified results of the Annual Meeting, which indicated that shareholders elected two of the Nominees, Messrs. Peltz and Weinstein, to the Board.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) As of 4:00 pm, New York City time, on September 14, 2006, the Filing Persons beneficially owned, in the aggregate, 18,595,000 Shares, representing approximately 5.6% of the Issuer's outstanding Shares (based upon the 331,481,280 Shares stated by the Issuer to be outstanding as of August 2, 2006 in the Issuer's Quarterly Report on Form 10-Q filed on August 31, 2006).

(b) Each of Trian Onshore, Trian Offshore, Trian Offshore (Non-ERISA), Trian SPV, Parallel Fund I and Parallel Fund II beneficially and directly owns and has sole voting power and sole dispositive power with regard to 1,278,088, 5,310,532, 321,141, 5,483,130, 266,658 and 60,399 Shares, respectively, except to the extent that other Filing Persons as described below may be deemed to have shared voting power and shared dispositive power with regard to such Shares. Beneficial ownership of 493,652 Shares that are directly held in the Separate Account is further described below.

Each of Trian GP, Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian Onshore, Trian Offshore, Trian Offshore (Non-ERISA) and Trian SPV (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares that Trian Onshore, Trian Offshore, Trian Offshore (Non-ERISA) and Trian SPV directly and beneficially own. Each of Trian GP, Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes. Each of Parallel Fund I GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Parallel Fund I (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares that Parallel Fund I directly and beneficially owns. Each of Parallel Fund I GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes. Each of Parallel Fund II GP LLC, Parallel Fund II GP, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by

                                  SCHEDULE 13D

CUSIP No. 423074103                                        Page 25 of 31 Pages

virtue of their relationships to Parallel Fund II (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares that Parallel Fund II directly and beneficially owns. Each of Parallel Fund II GP LLC, Parallel Fund II GP, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes. Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to the Separate Account (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares that are directly held in the Separate Account. Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.

CMI beneficially and directly owns and has sole voting power and sole dispositive power with regard to 5,381,400 Shares except to the extent that other Filing Persons as described below may be deemed to have shared voting power and shared dispositive power with regard to such Shares. Each of CIL, CIHL, SAMC and Sandell, by virtue of their relationships to CMI (discussed in Item 2), and each of Trian Management, Trian Management GP, Nelson Peltz, Peter
W. May and Edward P. Garden, by virtue of the Sandell Agreement (discussed in Items 2 and 6), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares that CMI directly and beneficially owns. Each of SAMC, Sandell, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.

(c) Schedule B hereto sets forth all transactions with respect to the Shares effected during the past 60 days by any of the Filing Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on September 14, 2006.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended by the addition of the following immediately following the first paragraph thereof:

On September 15, 2006, Trian Management and SAMC entered into Amendment No. 1 to the Sandell Agreement, filed herewith as Exhibit 6, which extends the termination date of the Sandell Agreement to December 1, 2006. The foregoing description of Amendment No. 1 to the Sandell Agreement is a summary only and is qualified in its entirety by reference to Amendment No. 1 to the Sandell Agreement, which is incorporated herein by reference.

On September 15, 2006, Trian Management and SAMC executed and delivered a letter agreement with Bear, Stearns & Co. Inc. ("Bear Stearns"), filed herewith as
Exhibit 7. Under the letter agreement, in consideration for Bear Stearns acting as financial advisor to Trian

                                  SCHEDULE 13D

CUSIP No. 423074103                                        Page 26 of 31 Pages

Management and SAMC in connection with their seeking to have the Nominees elected to the Board, Trian and SAMC have agreed to pay Bear Stearns the following: (i) a retainer fee of $800,000, (ii) a success fee of $800,000 upon the election or appointment of at least two Nominees to the Board and (iii) additional fees based on the enhancement of the value of the Shares. The letter agreement also provides that Trian Management and SAMC will indemnify Bear Stearns for certain liabilities and expenses in connection with its services. The foregoing description of the letter agreement is a summary only and is qualified in its entirety by reference to the letter agreement, which is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and restated as follows:

1. Joint Filing Agreement of the Filing Persons (previously filed).

2. Agreement dated February 7, 2006 by and among Sandell Asset Management Corp. and Trian Fund Management, L.P. (previously filed).

3. Amended and Restated Limited Partnership Agreement of Trian SPV (SUB) I, L.P., dated as of March 1, 2006 (previously filed).

4. Powers of Attorney (previously filed).

5. Position Paper of Trian Fund Management, L.P. and Sandell Asset Management Corp., dated May 22, 2006 (previously filed).

6. Amendment No. 1, dated September 15, 2006, to the Agreement dated February 7, 2006 by and among Sandell Asset Management Corp. and Trian Fund Management, L.P.

7. Letter Agreement among Trian Fund Management, L.P., Sandell Asset Management Corp. and Bear, Stearns & Co. Inc.

                                  SCHEDULE 13D

CUSIP No. 423074103                                        Page 27 of 31 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2006

                           TRIAN PARTNERS GP, L.P.

                           By: Trian Partners General Partner, LLC, its general partner

                           By:  /s/ Peter W. May
                                ------------------------------------------------
                                Name:   Peter W. May
                                Title:  Member

                           TRIAN PARTNERS GENERAL PARTNER, LLC

                           By:  /s/ Peter W. May
                                ------------------------------------------------
                                Name:   Peter W. May
                                Title:  Member

                           TRIAN PARTNERS, L.P.

                           By:  Trian Partners GP, L.P., its general partner
                           By: Trian Partners General Partner, LLC, its general partner

                           By:  /s/ Peter W. May
                                ------------------------------------------------
                                Name:   Peter W. May
                                Title:  Member

                           TRIAN PARTNERS MASTER FUND, L.P.

                           By:  Trian Partners GP, L.P., its general partner
                           By: Trian Partners General Partner, LLC, its general partner

                           By:  /s/ Peter W. May
                                ------------------------------------------------
                                Name:   Peter W. May
                                Title:  Member


            [Signature Page of Schedule 13D/A2 - H. J. Heinz Company]

                                  SCHEDULE 13D

CUSIP No. 423074103                                        Page 28 of 31 Pages


                           TRIAN PARTNERS MASTER FUND (NON-ERISA), L.P.

                           By:  Trian Partners GP, L.P., its general partner
                           By: Trian Partners General Partner, LLC, its general partner

                           By:  /s/ Peter W. May
                                ------------------------------------------------
                                Name:   Peter W. May
                                Title:  Member

                           TRIAN SPV (SUB) I, L.P.

                           By:  Trian Partners GP, L.P., its general partner
                           By: Trian Partners General Partner, LLC, its general partner

                           By:  /s/ Peter W. May
                                ------------------------------------------------
                                Name:   Peter W. May
                                Title:  Member

                           TRIAN PARTNERS PARALLEL FUND I, L.P.

                           By: Trian Partners Parallel Fund I General Partner, LLC, its general partner

                           By:  /s/ Peter W. May
                                ------------------------------------------------
                                Name:   Peter W. May
                                Title:  Member

                           TRIAN PARTNERS PARALLEL FUND I GENERAL PARTNER, LLC

                           By:  /s/ Peter W. May
                                ------------------------------------------------
                                Name:   Peter W. May
                                Title:  Member





            [Signature Page of Schedule 13D/A2 - H. J. Heinz Company]

                                  SCHEDULE 13D

CUSIP No. 423074103                                        Page 29 of 31 Pages



                           TRIAN PARTNERS PARALLEL FUND II, L.P.

                           By: Trian Partners Parallel Fund II GP, L.P., its general partner
                           By: Trian Partners Parallel Fund II General Partner, LLC, its general partner

                           By:  /s/ Peter W. May
                                ------------------------------------------------
                                Name:   Peter W. May
                                Title:  Member

                           TRIAN PARTNERS PARALLEL FUND II GP, L.P.

                           By: Trian Partners Parallel Fund II General Partner, LLC, its general partner

                           By:  /s/ Peter W. May
                                ------------------------------------------------
                                Name:   Peter W. May
                                Title:  Member

                           TRIAN PARTNERS PARALLEL FUND II
                           GENERAL PARTNER, LLC

                           By:  /s/ Peter W. May
                                ------------------------------------------------
                                Name:   Peter W. May
                                Title:  Member










            [Signature Page of Schedule 13D/A2 - H. J. Heinz Company]

                                  SCHEDULE 13D

CUSIP No. 423074103                                        Page 30 of 31 Pages




                           TRIAN FUND MANAGEMENT, L.P.

                           By:  Trian Fund Management GP, LLC, its general
                                partner

                           By:  /s/ Peter W. May
                                ------------------------------------------------
                                Name:   Peter W. May
                                Title:  Member

                           TRIAN FUND MANAGEMENT GP, LLC

                           By:  /s/ Peter W. May
                                ------------------------------------------------
                                Name:   Peter W. May
                                Title:  Member

                           /s/ Nelson Peltz
                           -----------------------------------------------------
                           NELSON PELTZ


                           /s/ Peter W. May
                           -----------------------------------------------------
                           PETER W. MAY


                           /s/ Edward P. Garden
                           -----------------------------------------------------
                           EDWARD P. GARDEN











            [Signature Page of Schedule 13D/A2 - H. J. Heinz Company]

                                  SCHEDULE 13D

CUSIP No. 423074103                                        Page 31 of 31 Pages


                           CASTLERIGG MASTER INVESTMENTS LTD.

                           By:  SANDELL ASSET MANAGEMENT CORP.,
                                    AS INVESTMENT MANAGER

                           By:  /s/ Thomas E. Sandell
                                ------------------------------------------------
                                Name:   Thomas E. Sandell
                                Title:  Chief Executive Officer

                           SANDELL ASSET MANAGEMENT CORP.
                           By:  /s/ Thomas E. Sandell
                                ------------------------------------------------
                                Name:   Thomas E. Sandell
                                Title:  Chief Executive Officer

                           CASTLERIGG INTERNATIONAL LIMITED
                           By:  SANDELL ASSET MANAGEMENT CORP.,
                                AS INVESTMENT MANAGER

                           By:  /s/ Thomas E. Sandell
                                ------------------------------------------------
                                Name:   Thomas E. Sandell
                                Title:  Chief Executive Officer

                           CASTLERIGG INTERNATIONAL HOLDINGS LIMITED
                           By:  SANDELL ASSET MANAGEMENT CORP.,
                                AS INVESTMENT MANAGER

                           By:  /s/ Thomas E. Sandell
                                ------------------------------------------------
                                Name:   Thomas E. Sandell
                                Title:  Chief Executive Officer


                           /s/ Thomas E. Sandell
                           -----------------------------------------------------
                           THOMAS E. SANDELL



            [Signature Page of Schedule 13D/A2 - H. J. Heinz Company]

                                                                      SCHEDULE B

The following table sets forth all transactions with respect to the Shares effected during the past 60 days by any of the Filing Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on September 14, 2006.


                                             No. of Shares          Price Per         Transaction
Name                          Date                                  Share ($)         Type
---------------------------   ----------    ----------------      -------------       -----------

Trian Onshore                 8/1/2006               55,946               41.97             Sale*
Trian Onshore                 9/1/2006                5,325               41.84             Sale*

Trian Offshore                8/1/2006              122,771               41.97         Purchase*
Trian Offshore                9/1/2006               15,163               41.84         Purchase*

Trian Offshore (Non-ERISA)    8/1/2006               20,046               41.97             Sale*
Trian Offshore (Non-ERISA)    9/1/2006                2,803               41.97             Sale*

Parallel Fund I               8/1/2006               15,223               41.97             Sale*
Parallel Fund I               9/1/2006                2,288               41.84             Sale*

Parallel Fund II              8/1/2006                3,448               41.97             Sale*
Parallel Fund II              9/1/2006                  518               41.84             Sale*

Separate Account              8/1/2006               28,108               41.97             Sale*
Separate Account              9/1/2006                4,229               41.84             Sale*

Trian SPV                     8/3/2006              350,000               42.09          Purchase



* Represent private transactions pursuant to which the named Holders bought from or sold to each other, as indicated above, the number of Shares set forth above at a price equal to the closing price of the Shares on the trading day immediately preceding the date of the transaction. These transactions were entered into solely for the purpose of rebalancing positions among the named Holders.